Exhibit 99(a)(4)

2003 Manugistics Employee Option Exchange Program Owens/Rajaji

Agenda Overview Option Exchange Program Details Impact to employees electing to NOT participate Timeline What do I need to do?

Overview Stock options are an important part of an employee's total compensation package. The Board believes it is appropriate to offer Manugistics' employees the opportunity to exchange some of their "underwater" stock options for new options to be granted later in calendar 2003. Careful consideration was given to each component of the Option Exchange Program and aligning the interests of Manugistics' employees and stockholders. The program is voluntary for those eligible to participate.

Overview Members of the Board, including Greg Owens, and non- employees (i.e.,contractors) will not be eligible to participate. Options with exercise prices of $7.0001 and greater will be eligible to participate. Those employees who hold only options with exercise prices less than $7.0001 are not eligible to participate. Credit will be given for past vesting on options exchanged. Deadline to make your election to participate/not participate will be March 10, 2003 at 5:00PM US Eastern Time.

Option Exchange Program Details For Manugistics employees who elect to participate: New options will be granted at a ratio to old options turned in by each employee based on the respective exercise price as follows: Less than $7.0001 - Not eligible $7.0001 - $10.00 - 1-for-1.75 $10.0001 - $20.00 - 1-for-2.50 $20.0001 - $30.00 - 1-for-3.50 $30.0001 or greater - 1-for-5.00

Option Exchange Program Details All options granted after August 9, 2002 must be turned in at a 1-for-1 exchange ratio in order to be eligible to turn in options with prices of $7.0001 or higher. Eligible options granted before August 10, 2002 may be exchanged on a grant-by-grant basis. Exchange must be all or nothing by individual grant. The new grant date will be September 16, 2003. A delay of at least six months and one-day between closing the Exchange Offer and New Option Grant is necessary to avoid adverse accounting consequences on the exchange. The new exercise price will be the average of the high/low sales price of Manugistics' stock on the day before the grant date or $2.30, whichever is higher.

Option Exchange Program Details No additional stock options will be granted to participants between February 10, 2003 and the new grant date. The new stock options granted will have a vesting schedule that gives credit for past vesting on the options which are exchanged. The term of the new options will also take into account the passage of time from the original grant date.

Example Manugistics employee: Employee can choose to exchange Grant 1 and Grant 2 individually. Grant 3 is not eligible for exchange because the exercise price is less than $7.0001. Option Exchange Program - Example

Option Exchange Program - Example If example Manugistics employee elected to exchange Grant 1 and Grant 2 and the average high/low stock price is $4.00 the day before the grant date, he/she will receive for the exchanged options: Employee exchanged 3,000 options and will receive 972 options with an exercise price of $4.00.

Option Exchange Program - Example If example Manugistics employee elected to exchange Grant 1 and Grant 2 and the average high/low stock price is $2.00 the day before the grant date, he/she will receive for the exchanged options: Employee exchanged 3,000 options and will receive 972 options with an exercise price of $2.30 (the floor price), since the average high/low stock price was below the floor price on the day before the grant date.

Option Exchange Program - Example The vesting schedule for the new options and term of the option grant will "mirror" the terms of the old options. The following example assumes the new options are granted on September 17, 2003:

Impact If You Don't Participate The Option Exchange Program is completely voluntary. Existing stock option grants not exchanged are not affected and will retain all of their original terms. Eligibility for future option grants will not be impacted by decision to participate/not participate in the Option Exchange Program.

Timeline of Exchange Program and Key Dates August 10, 2002 If you were granted options on or after this date and you would like to participate in the Option Exchange Program, you MUST exchange those options at a 1:1 ratio of old options to new. February 10, 2003 Offer to exchange options commences. March 10, 2003 Last day to elect to participate in Option Exchange Program or change or withdraw your election. September 16, 2003 New option grant date.

What Do I Need To Do? Carefully read all materials related to the Option Exchange Offer, which can be found internally on the Offer to Exchange Database or at the SEC's website at www.sec.gov. Consider personal financial and tax ramifications and consult your personal financial, tax and legal advisors prior to making your election. Additional questions should be e-mailed to OEP@manu.com. Whether or not you want to participate, you must fill out your Election/Change of Election Form on-line or on paper and fax or hand deliver to SPA (Karen Montague-Miller) or HRD (Stephanie Jung).